November 10, 2005



via U.S. Mail
Vaughn R. Groves, Esq.
Vice-President General Counsel
Alpha Natural Resources, Inc.
406 West Main Street
Abingdon, VA 24210

Re:	Alpha Natural Resources
      Form S-1
		File No. 333-129030
      Filed October 14, 2005
      Annual Report for the Fiscal Year Ended
      December 31, 2004
      Filed March 30, 2005
      File No. 1-32423

Dear Mr. Groves:

      We have limited our review of the above filings to only the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter






Form S-1

Summary, page 1

Nicewonder Acquisition, page 2


1. Please update the disclosure throughout the prospectus to reflect the recently announced closing of the Nicewonder acquisitions and related transactions. For example, we note that the credit agreement entered into in connection with the financing of the transaction was for $525 million and not $500 million as currently disclosed. Please revise the prospectus, including the description of indebtedness disclosure, accordingly.

Risk Factors, page 20

Risks Relating to Our Business, page 20

"Our coal mining production and delivery is subject to conditions...," page 20

2. We note in the Form 8-K filed on November 3, 2005, disclosure regarding your ongoing attempt to assess the damage and impact to your operations caused by Hurricane Katrina with respect to your New
Orleans facilities. If currently known, please update and further supplement the risk factor disclosure to quantify the dollar amount of the damage caused by or related to the impact of the recent hurricanes.

Principal and Selling Stockholders, page 120

3. Consistent with the requirements of Regulation S-K, please provide the information required by Item 507, inclusive of disclosure of the number of shares being offered by the selling stockholders.

4. Please disclose if any selling stockholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If any selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Underwriting, page 141

5. Please provide the disclosure required by Item 508 of Regulation
S-K regarding the identity of the underwriters and the compensation arrangements in connection with the offering by the selling shareholders.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne, Staff Accountant at (202) 551-
7315
or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-
3757 or Tangela Richter, Branch Chief at (202) 551-3685 with any other questions.



							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Polly Swartzfager, Esq.
	Bartlitt Beck Herman Palenchar & Scott LLP
	(303) 592-3140




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Mr. Groves
Alpha Natural Resources, Inc.
November 10, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010